DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com


06018046


SEC MAIL
RECEIVED
PROCESSING
OCT 3 1 2006
WASH. D.C.
213
SECTION

File No: *82-34989*

25 October 2006

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange on 26 September and 24 October 2006. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Sarah Carne
Assistant Company Secretary

PROCESSED
NOV 0 7 2006
THOMSON
FINANCIAL

Word/sarah/dbpc/sec/l-usa

DEBENHAMS PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to applicaticn letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006

RNS ANNOUNCEMENTS

REG-Debenhams plc Director Declaration

Released: 26/09/2006

RNS Number:4925J
Debenhams plc
26 September 2006

Debenhams plc: Notification of change in director's details

Dennis Millard, a non-executive director of Debenhams plc, has been appointed a director of Smiths News plc, with effect from 1st September 2006.

This notification is made to comply with LK 9.6.14 R of the listing rules.

END

RDNSEWFDMSMSEFU

RNS ANNOUNCEMENTS

REG-Debenhams plc Final Results - Part 1

Released: 24/10/2006

RNS Number:9177K
Debenhams plc
24 October 2006

24 October 2006

Debenhams plc

Preliminary Results Announcement

Debenhams plc, the leading department stores group, today announces its Preliminary Results for the 52 weeks ended 2 September 2006.

Financial Highlights

- Turnover up 6.6% at £2.19 billion
- Underlying trading profit before exceptional items3 up 21.2% at £267.4 million
- Profit before tax and exceptional items up 67.9% at £112.8 million
- 2.4p dividend per share
- Net Debt down to £1.11 billion

Business Highlights

- Accelerated pipeline of 24 contracted new department stores creating approximately 6,000 new jobs.
- Six new department stores opened
- Four Desire by Debenhams stores opened.
- Nine stores acquired in the Republic of Ireland from Roches Stores.
- Continued success with Designers at Debenhams ranges, new ranges launched from Jasper Conran, Julien Macdonald and Betty Jackson.
- Gross margins improved through sourcing initiatives and own-bought sales participation increasing.

Rob Templeman, Chief Executive, said: "For the first seven weeks of the new financial year the retail climate has been volatile, impacted by the unseasonably warm weather.

Total sales are up by +7.0% compared with the comparable period last year with like-for-like sales down by -4.2% in the seven weeks.

Our expectation is that margins will continue to improve during the year.

We are also confident that the rigorous delivery of our strategy together with the store expansion programme will drive future growth for our shareholders".

Financial Summary

52 weeks ended

	2 September 2006
	£m
Turnover 1	2,192.9
Like-for-like turnover 2	
Underlying Trading profit before exceptional items 3	267.4
Underlying profit before taxation and exceptional items 3	200.3
Underlying earnings per share3	16.5 p
Dividend per share	2.4 p

	52 weeks ended 2 September 2006
	£m
Turnover 1	2,192.9
Operating profit before exceptional items	238.2
Operating profit	223.6
Profit before taxation and exceptional items	112.8
Profit before taxation	62.1
Basic earnings per share	7.4 p
Net Debt	1,112.3
Cash generated from operating activities	190.3

1 Equivalent to gross transaction value after the adoption of FRS 5 ANG, which shows revenue on a gross basis before adjusting for concessions, staff discounts and the cost of loyalty scheme points.

2 Like-for-like growth in gross transaction value represents the current period's gross transaction value (including VAT) for all stores that have traded for at least 12 months and the internet less the prior period's gross transaction value for the same grouping.

3 After adjusting for: (i) £14.1m of additional rent year on year following the British Land property transaction (ii) leases with fixed annual increments (iii) share-based payments (iv) the 53rd week of the financial year ended 3 September 2005 (v) proforma interest based on the Groups capital structure post IPO.

Enquiries:

Media

Gainsborough Communications
Andy Cornelius 020 7190 1703
Duncan Murray 020 7190 1704

Analysts

Debenhams plc
Rob Templeman, Chief Executive
Chris Woodhouse, Finance Director 020 7408 3302

Cautionary Statement

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect

Debenhams' current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including: Debenhams' ability to accurately predict customer preferences and demands; the effectiveness of Debenhams' brand awareness and marketing programmes; the occurrence of weak sales during peak selling seasons or extreme or unseasonal weather conditions; competitive factors in the highly competitive retail industry; Debenhams' ability to successfully implement its new store rollout and department store refurbishment/modernization strategy; Debenhams' ability to maintain its relationships with certain designers and its significant concession partners; and currency fluctuations and currency risk.

* * *

Additional risk factors that you may want to consider are: Debenhams' ability to retain key management and personnel; disruptions or other adverse events affecting Debenhams' relationship with its major suppliers or its store card provider; factors outside Debenhams' control, such as changes in the financial or equity markets, adverse economic conditions or a downturn in the retail industry, or damage or interruptions due to operational disruption, natural disaster, war or terrorist activity; and work stoppages; slowdowns or strikes.

Chairman's statement

These first full-year results as a publicly-listed company once again demonstrate the strength and resilience of Debenhams as we continue to deliver on our plans to grow the business profitably.

During the year Debenhams has enhanced its position as one of the leading department store groups in the world, offering stylish products at affordable prices.

Against a challenging retail backdrop, we have again increased profits, sales and market share while accelerating our store opening plans, improving the supply chain and successfully refurbishing our existing stores.

There is still significant growth potential to come from our Designers at Debenhams and own-label brands, while our unique mix of own, international and concession brands gives this business huge flexibility.

In addition, we are accelerating plans to expand our portfolio of department stores, either by acquisition or new store openings, and believe there is potential to increase our portfolio from 132 up to 240 stores in the UK and Republic of Ireland.

Separately, we have successfully trialled and opened four of our new concept women's store, Desire by Debenhams. We now have five stores open and another four contracted to open and have invested in a new distribution centre and in upgrading our website.

We also have plans to increase our international store franchises from 30 to over 70 stores by the end of the 2010 financial year.

Debenhams changed its culture under it's new management team with an increased emphasis on the needs of our customers. It is no coincidence that we had our best ever years in the wake of this change.

We are committed to our culture. We know it gives us the best chance to succeed in an increasingly tough and demanding marketplace.

The board is recommending a final dividend of 2.4 pence per share in line with

the progressive dividend policy outlined at IPO.

Chief Executive's Review

The year under review has been a period of both transformation and expansion for Debenhams. The Company re-listed its shares on the London Stock Exchange in May 2006, completed the conversion of the eight former Allders stores that were purchased in the previous year and agreed to acquire nine department stores from Roches Stores in the Republic of Ireland.

During the year expansion of our store portfolio continued with the opening of five new department stores in Hemel Hempstead, Ayr, Newbridge, Doncaster and Workington. We also opened three new Desire by Debenhams stores, our exciting small store format, in South Shields, Orpington and Falkirk along with 11 new international franchise stores in five countries which helped extend the global reach of the Debenhams brand.

Our new distribution centre in Peterborough is now fully operational which positions us well in terms of our store expansion programme.

At the time of the IPO in May 2006, we outlined our strategy for growth which revolved around three main drivers: space expansion, supply chain and store portfolio initiatives as well as new routes to market. As we enter the new financial year, our strategy remains firmly on track and our space expansion programme has been accelerated with the recent acquisition of nine department stores from Roches Stores in the Republic of Ireland and the opening of a further department store in Llandudno and a Desire by Debenhams store in Birmingham Fort.

One of Debenhams' key strengths is our multi-category product strategy which enables us to differentiate ourselves from traditional single-brand high street retailers and widens our appeal to a larger consumer audience. We have a strong presence in key product categories such as womenswear, menswear, accessories, lingerie, childrenswear and homewares. The continued development of our exclusive own-brand products such as Red Herring, Maine New England , Debut and Thomas Nash alongside our exclusive Designers at Debenhams ranges has resulted in our own-bought sales continuing to increase market share and become a greater proportion of our overall sales.

Performance last year

For the year to 2 September 2006 gross transaction value increased by £106.1 million to £2,192.9 million. As a result of these sales increases, together with margin gains and a firm focus on our cost base, our underlying operating profit before exceptional items for the year increased by 21.2 per cent to £267.4 million.

Group profit before tax and exceptional charges rose by 67.9 per cent to £112.8 million.

Like-for-like sales increased by 0.5 per cent for the year, compared to a 2.8 per cent increase in the previous year. Sales were adversely affected during June. This was predominantly caused by a combination of a delay in the launch of our summer sale due to the unfavourable weather, the World Cup and the lack of a strong fashion trend across the summer. Sales progressively improved during the latter months of the year.

Products and supply chain

Our exclusive Designers at Debenhams ranges are a key differentiator for our Company. Consumers today are more stylish and design conscious than ever before. Our strategy of working closely with the designers who create leading collections enables us to bring exciting and stylish products with designer

branding straight from the catwalk to a wider audience at affordable prices. During the year, we have continued to extend our exclusive designer ranges into more stores and into new product areas. New ranges have been developed with a number of our established designers such as the Jasper Conran "Limited Collection" which showcases some of the finest fabrics and designs in limited quantities. The arrival of these new limited collections allows us to stretch our pricing.

We continue to extend our Designers at Debenhams collection with a new accessory and home range from Betty Jackson, a children's range from Julien Macdonald and an exciting new menswear range from Jeff Banks.

Our focus on developing our own exclusive brands alongside our Designers at Debenhams ranges has led to a stronger sales participation from our own-bought merchandise which in turn has had a positive impact on our margins for the year.

The strengthening of our internal design office and our buying teams, together with the opening of a new sourcing office in Turkey, will allow us to continue to build on our existing own-brand collections. We will source more of our own product direct from suppliers improving both our speed to market and stock availability.

We are extremely proud of our products and brands and during the year Debenhams was pleased to receive the Department Store of the Year Award, voted by 6,000 readers of Company Magazine and the following Prima High Street Awards.

- Retailer of the Year

- Best Evening Wear

- John Rocha - Best Designer

A key objective is to shorten the lead time for our products. This is being achieved by improved product development, more efficient logistics and merchandising processes and increased frequency of our buying cycles. We believe that these initiatives will help Debenhams continue to improve stock availability, reduce markdowns and drive faster stock-turns.

The £27 million investment in a new 700,000 sq ft distribution centre in Peterborough has also improved our logistics operations and will underpin the growth of the Company as new stores open over the next few years.

Store portfolio

New department stores

Although Debenhams is a well established and respected brand, we only have 132 stores in the UK and Republic of Ireland, which is substantially less than some of our competitors. We believe that there is the potential to increase the number of our department stores to up to 240. Since 4 September 2005, in addition to the Roches acquisition (see below) we have opened six new department stores. Currently we have 24 contracts signed for new department stores which will increase our trading space by 17.5 per cent to 11.8 million sq ft. at the end of the 2011 financial year.

Our property team continues to focus on developing further opportunities for our expansion programme and negotiations are progressing on a strong pipeline of new sites.

Acquisition from Roches Stores

Since the year end, Debenhams has completed the acquisition of nine department stores in the Republic of Ireland. These leasehold stores were bought from

Roches Stores for a consideration of e29 million, payable in three instalments over a two-year period. We also purchased the trading stock.

This acquisition, alongside our existing stores in the Republic of Ireland, gives us a strong presence in the country. Over the next year we will convert these stores into the Debenhams trading format.

Desire by Debenhams

Debenhams opened its first Desire by Debenhams store in Truro in June 2005. This is a new smaller concept store featuring a mix of women's fashion, accessories, lingerie and cosmetics which offers a differentiated proposition in locations which would not sustain a full department store.

Five Desire stores are now trading in Falkirk, Orpington, South Shields, Truro and Birmingham Fort. They have been tested in challenging markets and are delivering higher margins and sales densities than the main chain. Contracts for an additional four stores have also been signed and ultimately Debenhams believes there is potential for up to 100 of these stores across the UK.

International

Debenhams is expanding internationally with a franchise model and has 30 stores in 14 different countries. A further 16 stores are contracted to open by the end of the 2009 financial year.

By 2010 we anticipate that we will have 70 international franchise stores, with the further potential to develop the Debenhams and Desire by Debenhams concept overseas.

Our store portfolio now consists of:

132 department stores

5 Desire by Debenhams

30 international stores

Refurbishment programme

During the year we completed the refurbishment of 14 stores. The programme is designed to improve both the linear conversion and visual merchandising across the store as well as establishing strong delineation of our brands. Results achieved from these refits and the customer feedback have been very positive.

We plan to continue to invest in our store portfolio and at least another 10 stores will be refurbished during this financial year.

Other sales/revenue channels

During the year, we have invested in a £7 million upgrade of our website. We believe that this investment will enable Debenhams to make significant improvements compared to our existing site and allow us to capture a greater share of this ever-growing market. Our development programme for multi-channel retailing will extend the availability of our ranges to a wider audience and provide the necessary platform for the development of niche micro-sites for our products.

Debenhams already has one of the U.K.'s leading wedding gift services, which can be further enhanced by the developments being made to our website.

Outlook

Debenhams has over the past 10 years consistently grown its profits, sales and market share. These results demonstrate that, even in a challenging market, our Company can continue to grow.

We have an excellent business, have invested in our infrastructure and, with our store opening programme and other growth initiatives, remain confident about the outlook for our Company.

Finance Director's Review

Basis of reporting

The results for the year ended 2 September 2006 ("2006") have been prepared in accordance with International Financial Reporting Standards ("IFRS").

This is the first year that the Group has reported its results in accordance with IFRS. The biggest impact arises from changes in treatment of operating lease costs and incentives, business combinations and share-based payments. The Group has, therefore, restated its results for the year ended 3 September 2005 ("2005") to reflect these changes. In relation to financial instruments the Group has taken an exemption under IFRS not to restate comparatives.

Summary of results

	2006 52 weeks £m	2005 53 weeks £m
Revenue	1,707.7	1,608.7
Operating profit before exceptional items	238.2	228.0
Leases with fixed annual increments in rent	14.9	9.7
Share-based payments	14.3	5.5
Impact of 53rd week	-	(8.4)
Lease cost adjustments	-	(14.1)
Underlying operating profit before exceptional items	267.4	220.7
Net interest before exceptional items	(67.1)	(72.8)
Underlying profit before taxation and exceptional items	200.3	147.9

Underlying operating profit is used by management as a measure of profitability within the Group. It is defined as operating profit before exceptional items and the impact of leases with fixed annual increments in rent and charges relating to share-based payments. . The results for 2005 have been adjusted to remove the impact of week 53 and lease cost adjustments for the period prior to the British Land Company property transaction which took place in February 2005. In addition, in both 2005 and 2006 the Group underwent significant re-financing. In consequence, the statutory interest and related financing costs are not comparable year-on-year. The above adjustment for interest assumes that the 2006 re-financing, which took place after the date of Admission, was effective at the beginning of the year ended 3 September 2005 and that the proceeds of shares issued on Admission (£700 million) were available at that date.

The comparison of performance year on year has been made complex by costs incurred as a result of:

- the Company's Admission to the London Stock Exchange on 9 May 2006; and

- the refinancing of its debt facility on 30 May 2006.

These changes principally increase the number of shares issued by the Company,

reduce the level of borrowings held by the Group, and reduce the interest charged on the lower levels of borrowings since 30 May 2006.

Sales and margins

During the 52 weeks ended 2 September 2006, our retail business achieved like-for-like sales growth of 0.5 per cent. This together with strong performance from our new stores resulted in gross transaction value growing by 5.1 per cent to £2,192.9 million (53 weeks ended 2005: £2,086.8 million).

The international business has also continued to grow with a year-on-year sales growth of 21.1 per cent being achieved through a combination of like-for-like improvement and the addition of 11 new franchise stores. Week 53 in 2005 accounted for 1.5 per cent of the comparative sales, for the Group. Debenhams continued to improve its market share across key product categories.

Improvements in the efficiency of the supply chain together with the continued cost control throughout the business have enabled us to generate a gross profit margin of £331.4 million (2005 before exceptional items: £315.3 million).

Underlying operating profit before exceptional items increased by 21.2% per cent during the year to £267.4 million (52 weeks ended 2005: £220.7 million). (Operating profit 2006: £223.6 million, 2005: £341.3 million).

Reporting results in accordance with IFRS has had a significant impact on operating leases with annual fixed increments in rent. The adverse profit impact from adopting this standard is £14.9 million (2005: £9.7 million).

On 30 May 2006 the Group refinanced its debt position, which resulted in the repayment of senior credit facilities. As a result of this repayment the Group wrote-off all unamortised debt issue costs of £33.5 million and suffered an early repayment interest penalty of £2.1 million. All fees in respect of the new term loan facility are being amortised over the term of that facility.

The refinancing also resulted in the restructuring of the Group's interest rate swap portfolio. An interest rate cap was closed out and two forward start interest rate swaps restructured at a cost of £0.5 million

Interest

Net interest before exceptional items for the 52 weeks ended 2 September 2006 year was £125.4 million, a £35.4 million reduction when compared to the 53 weeks in 2005. The reduction is principally due to:

- a further refinancing in May 2005 which allowed the repayment of the more expensive debt, being deep discounted bonds and high-yield bonds; and

- the new lower-cost finance structure which was put in place in May 2006 after the Group's Admission to the London Stock Exchange.

Taxation

The effective tax rate on profit before exceptional items for the year ended 2 September 2006 is 29.0 per cent. The Group's tax charge has been adjusted for the resulting credit on the deductible element of exceptional items, which has given rise to an overall tax charge of £18.4 million and an effective tax rate of 29.6 per cent.

Earnings

The basic and diluted earnings per share on the face of the income statement reflect the weighted average number of shares in issue during the course of the financial year and similarly for the comparative period. As a result of

significant changes in the Group's capital structure associated with Admission to the London Stock Exchange an underlying earnings per share figure has been calculated. The underlying earnings per share reflects the underlying earnings figure and for both financial periods the number of shares following the re-listing.The figures are set out below.

	2006 Pence per share	2005 Pence per share
Basic EPS	7.4	26.2
Underlying EPS	16.5	11.0

Dividends

The directors are proposing a final dividend in respect of the financial year ended 2 September 2006 of 2.4 pence per share. It will be paid on 4 January 2007 to shareholders who are on the register of members at close of business on 24 November 2006.

Capital expenditure

We continue to invest for the long-term growth of the Group. Cash out flow from net capital expenditure for the year was £88.5 million (2005: £100.1 million). During the year under review we invested £42.1 million in eight new stores, £10.3 million in refurbishing existing stores with the balance being invested in improving the infrastructure of the business.

We are committed to investing £7.0 million in the development of a new Debenhams website which is expected to launch shortly.

A central distribution centre at Peterborough was opened in July 2005, at a cost of £27 million and has become fully operational during the year. The Group will generate savings through the introduction of this centralised distribution centre and through improving the efficiency of logistics operations. Importantly the Peterborough facility contains capacity to deal with future expansion over a number of years to come.

Cash flow

Net cash flow from operating activities after outflows on capital expenditure has shown a strong increase year on year and is derived from the financial statements as follows:

	2006 52 weeks £m	2005 53 weeks £m
Cash flow from operating activities	317.0	381.9
Net interest paid	(139.6)	(328.9)
Capital expenditure	(88.5)	(100.1)
Tax received/(paid)	12.9	(10.4)
Cash flow from operating activities after capital expenditure	101.8	(57.5)

The cash flow from operating activities of £317.0 million reflects operating profits of £223.6 million, adjusted by non-cash items of £95.2 million, reduced by £26.2 million of pension contributions in excess of service charges and an inflow from working capital of £24.4 million.

This inflow from working capital principally reflects an increase in trade and other payables.

Borrowings and refinancing

During the year the Group's net debt position has reduced by £763.3 million to £1,112.3 million.

The Group's net debt position on Admission was £1.9 billion. £700 million of new equity was issued and the funds used to repay: part of the senior credit facility, a contribution of £18 million to the Group pension schemes and costs associated with Admission and Refinancing of £26.8 million.

On 30 May 2006 the Group refinanced its existing £2.05 billion senior credit facilities with the proceeds of a new term loan of £1.05 billion and a revolving credit facility ("RCF") of £0.3 billion. Issue costs of £17.2 million are being amortised over the term of the facility. On 3 July 2006 the RCF was reduced to £0.25 billion.

Balance sheet

Year-end net assets of £53.3 million have increased by £734.0 million when compared to 2005. The increase is principally due to the proceeds of the new share issue of £700 million, the impact of the triennial pension scheme valuation and new debt structure.

Post balance sheet events

On 12 September 2006, the Company completed the acquisition of nine leasehold stores in the Republic of Ireland. The consideration on acquisition amounted to e29 million payable in three instalments over two years.

24 October 2006

Consolidated Income Statement
For the financial year ended 2 September 2006

	Note	F
Revenue	2	
Cost of sales		
Analysed as:		
Cost of sales before exceptional items		
Exceptional cost of sales	4	
Gross profit		
Distribution costs		
Administrative expenses		
Analysed as:		
Administrative expenses before exceptional items		
Exceptional administrative expenses	4	
Operating profit before deemed disposal of subsidiary		

	Note	
Profit on deemed disposal of subsidiary	4	
Operating profit		
Analysed as:		
Operating profit before exceptional items		
Exceptional operating items	4	
Interest receivable and similar income	5	
Interest payable and similar charges	6	
Analysed as:		
Interest payable and similar charges before **exceptional items**	6	
Exceptional interest payable and similar charges	4,6	
Profit before taxation		
Taxation	7	
Analysed as:		
Taxation before exceptional items		
Taxation credit on exceptional items	7	
Profit for the financial year attributable to equity **shareholders**	10	

Earnings per share attributable to the equity shareholders (expressed in pence pe

		Pe:
Basic	9	
Diluted	9	
Underlying earnings per share (non-GAAP measure)	9	

Dividends per share (expressed in pence per share)

		Pe:
Proposed final dividend per share	8	

All Group operations during the financial years were continuing operations.

Consolidated Statement of Recognised Income & Expenses
For the financial year ended 2 September 2006

	F
Profit for the financial year	

Actuarial (loss)/gain recognised in the pension scheme

Movement on deferred tax relating to the pension scheme

Cash flow hedges
- Net fair value gains (net of tax)
- Recycled and adjusted against the initial measurement of the acquisition cost of inventory
- Reclassified and reported in net profit

Net gains recognised directly in equity

Total recognised income attributable to the equity of the Group

Adoption of IAS32 and IAS 39 (net of tax)

More to follow, for following part double-click [nRN1X9177K]

RNS ANNOUNCEMENTS

REG-Debenhams plc Final Results - Part 2

Released: 24/10/2006

RNS Number:9177K
Debenhams plc
Part 2 : For preceding part double-click [nRNSX9177K]

Consolidated Balance Sheet
At 2 September 2006

Note

ASSETS
Non current assets
Intangible assets
Property, plant and equipment
Financial assets
- Available for sale investments
- Derivative financial instruments
Retirement benefit obligations
Deferred tax assets

Current assets

Inventories
Trade and other receivables
Cash and cash equivalents

LIABILITIES
Current liabilities
Financial liabilities
- Bank overdraft and borrowings
- Derivative financial instruments
Trade and other payables
Current tax liabilities
Provisions

Net current liabilities

Non current liabilities
Financial liabilities

- Bank overdraft and borrowings
- Derivative financial instruments

Deferred tax liabilities
Other non-current liabilities
Provisions
Retirement benefit obligations

Net assets/(liabilities)

SHAREHOLDERS' EQUITY
Share capital
Share premium
Merger reserve
Reverse acquisition reserve
Hedging reserve
Other reserves
Retained earnings

Total equity 10

Consolidated Cash Flow Statement
for the financial year ended 2 September 2006

F

	Note
Cash flows from operating activities	
Cash generated from operations	11
Interest received	
Interest paid	
Tax received/(paid)	
Net cash generated from operating activities	
Cash flows from investing activities	
Net cash received on deemed disposal of subsidiary	
Purchase of property, plant and equipment	
Purchase of stores	
Proceeds from sale of freehold properties	
Proceeds from sale of property, plant and equipment	
Purchase of investments	
Net cash (used)/generated from investing activities	
Cash flows from financing activities	
Drawdown of Term Loan Facility	
Drawdown of Senior Term Loan	
Repayment of Senior Term Loan	
Proceeds from issue of ordinary shares	
Share issue costs	
Mortgage Facility repayment	
Repayment of Senior Loan Facilities	
Appropriation - settlement of 'A' Loan Notes	
Appropriation - settlement of 'B' Loan Notes	

Appropriation - settlement of 'C' Loan Notes
Restricted cash held in Debenhams Retail Employee Trust ("DRET")
Purchase of shares by DRET
Appropriation by DRET
Repayment of Deep Discounted Bonds
Repayment of High Yield Bonds

Net cash used in financing activities

Net decrease in cash and cash equivalents

Cash and cash equivalents at beginning of financial year

Cash and cash equivalents at end of financial year

Notes to the Accounts
At 2 September 2006

1 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted in the European Union and those parts of the Companies Act 1985 applicable to those companies reporting under IFRS.

This is the first year that the Group's consolidated financial statements have been prepared under IFRS and IFRS 1 'First time adoption of IFRS' has been applied. In accordance with IFRS 1 the Group has taken the exemption not to restate comparatives for IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'. Comparative information in respect of these items are presented on a UK GAAP basis as previously reported. The consolidated financial statements have been prepared on the basis of the accounting policies set out in the financial statements of Debenhams plc for the 52 weeks ended 2 September 2006 and within the previously published prospectus which is available by contacting the Company Secretary. Accounting policies have been consistently applied.

The financial information set out in this document does not constitute the statutory accounts of the Group for the years ended 2 September 2006 and 3 September 2005 but is derived from the 2006 annual report and financial statements. The annual report and financial statements for 2005, which were prepared under UK GAAP, have been delivered to the Registrar of Companies and the Group annual report and financial statements for 2006, prepared under IFRS, will be delivered to the Registrar of Companies in due course. The auditors have reported on those accounts and have given an unqualified report which does not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

The Directors believe that the underlying operating profit before exceptional items and underlying earnings per share measures provide additional useful information for shareholders on the underlying performance of the business, and are consistent with how business performance is measured internally. It is not a recognised profit measure under IFRS and may not be directly comparable with underlying profit measures used by other companies.

Non-GAAP measure

Operating profit before exceptional items
Impact of 53rd week
Lease cost adjustments
Leases with fixed annual increments in rent
Share-based payments

Underlying operating profit before exceptional items

2 Turnover

The Group has one class of business, retailing, and all material operations are in the UK.

3 Gross transaction value

Revenue from concessions is required to be shown on a net basis, being the commission received rather than the gross value achieved by the concessionaire on the sale. Management believe that gross transaction value, which presents revenue on a gross basis before adjusting for concessions, staff discounts and the cost of loyalty scheme points, represents a good guide to the value of the overall activity of the Group.

2

Gross transaction value

4 Exceptional items

Exceptional items are events or transactions that fall within the activities of the Group and which by virtue of their size or incidence have been disclosed in order to improve a reader's understanding of the financial statements.

2 S

5

Operating exceptional items:
Other exceptional cost of sales
Admission to the London Stock Exchange
Other exceptional item
Refinancing
Profit on deemed disposal of subsidiary

Total operating exceptional items
Write off of capitalised debt costs on refinancing
Interest on refinancing (note 6)

Total exceptional items before tax

Financial year ended 2 September 2006

Admission to the London Stock Exchange

Costs relating to the Company's Admission to the London Stock Exchange include taxation and restructuring advice of £1.0 million, legal and professional fees of £1.0 million, bonuses of £1.1 million and other advisory services of £1.5 million, relating to printing costs, marketing and public relations all of which related to the Admission.

Other exceptional items

Restricted cash of £10.3 million is held by The Debenhams Retail Employee Trust 2004. Following the Company's Admission to the London Stock Exchange the Trustees agreed to distribute £10.0 million of this restricted cash to the beneficiaries of the Trust.

Interest on refinancing

On 30 May 2006 the Group refinanced its debt, which resulted in the repayment of the senior credit facilities. As a result of this repayment the Group wrote-off all unamortised debt issue costs associated with the senior credit facility, which amounted to £33.5 million. All fees associated with the new term loan facility are being amortised over the term of the facility.

Additional interest expense of £2.1 million relating to the early repayment of the senior credit facility was incurred on refinancing. As a result of the refinancing the interest rate hedging strategy required the restructuring of the interest rate swap portfolio. This resulted in the close out of the interest rate cap and the restructuring of the two forward start interest rate swaps at a cost of £0.5 million.

Financial year ended 3 September 2005

Other exceptional cost of sales

A payment of £2.6 million was paid to Red Letter Day ("RLD"). This payment guaranteed that all old RLD experiences purchased by the Group prior to RLD going into administration were honoured by the new management of RLD.

Refinancing

The Group incurred administrative costs totalling £1.8 million in relation to the refinancing in May and June 2005. These costs include legal costs, taxation advice and professional costs associated with the dissolution of the Baroness Group Limited Partnership which was the parent entity of the Group prior to the May 2005 refinancing.

Deemed disposal of subsidiary

The profit on the deemed disposal of BF Properties (No.4) Limited amounted to £117.7 million.

Interest on refinancing

In connection with the 2005 refinancing, the Group wrote-off unamortised debt issue costs associated with the previous senior facility and high-yield bonds amounting to £18.3 million and £4.0 million respectively. Furthermore, the repayment of the high-yield bond in June 2005 included a 'make whole premium' of £70.6 million, which arose due to the early repayment of the high-yield bonds.

5 Interest receivable and similar income

2 S

Interest on bank deposits

6 Interest payable and similar charges

	2 Sept
	52
Interest payable and similar charges	
Bank loans and overdrafts	(1
Amortisation of issue costs on loans	
Interest payable on finance leases	
Exchange losses on foreign currency borrowings	
Deep discount bond charges	
Interest payable before exceptional items	(1
Exceptional items - interest payable and similar charges	
Unamortised issue costs written off on repayment of **the senior facility and high-yield bonds (note 4)**	
Make-whole premium payable on the repayment of the **high yield bonds (note 4)**	
Unamortised issue costs written off on repayment of **the senior term loan (note 4)**	(
Premium on early settlement of the senior term loan (note 4)	
Cost of restructuring the interest swap portfolio **(note 4)**	
Exceptional items - interest payable and similar **charges**	(
Interest payable and similar charges after exceptional items	(1

Included within 'amortisation of issue costs on loans' for the year ended 3 September 2005, is £4.3 million which relates to the write-off of the fees associated with the mortgage facility.

7 **Taxation**

Analysis of tax charge/(credit) in the year

Current tax:
UK corporation tax charge on profit for the year
Adjustments in respect of prior periods

Current tax expense

Deferred taxation:
Origination and reversal of timing differences
Pension cost relief in excess of pension cost charge
Adjustments in respect of prior periods

Deferred tax expense/(income)

Tax charge/(credit) in the financial year

Tax relating to exceptional items as detailed in note 4 and included in the above tax charge/(credit) amounted to:

Tax credit relating to:
Operating exceptional items
Interest exceptional items

8 Dividends

The directors are proposing a final dividend in respect of the financial year ended 2 September 2006 of 2.4 pence per share which will absorb an estimated £20.6 million of shareholders' funds. It will be paid on 4 January 2007 to shareholders who are on the register of members at close of business on 24 November 2006.

9 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group has one class of dilutive potential ordinary shares, those share options granted to employees where the exercise price is less than the market price of the Company's ordinary shares during the year. At 3 September 2005, the performance criteria for the vesting period of the share options had not been met and consequently the shares in question are excluded from the diluted earnings per share calculation.

Basic and diluted earnings per share	2 Septembe	
	52 wee	
	Basic	D
	£m	
Profit for the financial year	43.7	
	Number	
	m	
Weighted average number of shares	614.4	
Shares held by ESOP (weighted)	(25.6)	
Shares issuable (weighted)	-	
Adjusted weighted average number of shares	588.8	
	Pence per share	Pen

Earnings per share 7.4

Underlying earnings per share

The underlying earnings per share reflects the underlying performance of the business compared with the prior year and is calculated by dividing underlying earnings by the number of shares in issue at the year end.

Profit for the financial year
Exceptional items
Impact of 53rd week
Lease cost adjustments
Leases with fixed annual increments in rent
Share-based payments
Interest adjustments
Adjustment to tax charge to reflect the above items

Underlying profit for the year

Issued share capital at 2 September 2006

Underlying earnings per share

Underlying profit is used by management as a measure of profitability within the Group. It is defined as operating profit before exceptional items and the impact of leases with fixed annual increments in rent, charges relating to share-based payments. The results for 2005 have been adjusted to remove the impact of week 53 and lease cost adjustments for the period prior to the British Land property transaction, which took place in February 2005. In addition, in both 2005 and 2006 the Group underwent significant re-financing. In consequence, the statutory interest and related financing costs are not comparable year on year. The above adjustment for interest assumes that the 2006 re-financing, which took place after the date of Admission, was effective at the beginning of the year ended 3 September 2005 and that the proceeds of shares issued on Admission (£700 million) were available at that date.

The comparison of performance year-on-year has also been made complex by costs incurred as a result of the Company's Admission to the London Stock Exchange on 9 May 2006 which increased the number of shares issued by the Company. The underlying earnings per share uses the capital structure as at 2 September 2006 to eliminate the effect of these changes.

10 Consolidated statement of changes in shareholders' equity

2 Sep

Opening shareholders' equity (
First time adoption of IAS 32 and IAS 39

(

Profit for the financial year
Actuarial (loss)/gain in pension schemes
Movement in deferred tax relating to pension schemes
Cash flow hedges
Employee share ownership plans (net of tax)
Appropriation relating to 2005 refinancing
'A' Loan Notes held by Debenhams Retail Employee Trust
'C' Loan Notes held by Baroness Employee Limited Partnership
Issue of shares
Purchase of treasury shares for DRET

Closing shareholders' equity

11 Cash generated from operations

2

Profit for the financial year
Taxation
Depreciation
Amortisation
(Profit)/loss on disposal of property, plant and equipment
Loss on disposal of intangible assets
Profit on deemed disposal of subsidiary
Employee options granted during the year
Discretionary bonus granted during the year
Fair value gains on derivative instruments
Swap costs
Net movements in provisions for liabilities and charges
Interest income (note 5)
Interest expense (note 6)
Difference between pension charge and contributions paid
Net movement in long-term creditors

Changes in working capital
Increase in inventories
Increase in trade and other receivables
Increase in trade and other payables

Cash generated from operations

12 Reconciliation of net assets and profit under UK GAAP to IFRS

The Group reported under UK GAAP in its previously published financial statements for the period ended 3 September 2005. The analysis below shows a reconciliation of net assets and profit as reported under UK GAAP as at 3 September 2005 to the revised net assets and profits under IFRS as reported in these financial statements. In addition, there is a reconciliation of net assets under UK GAAP to IFRS at the transition date for this Group, being the 29 August 2004.

Exemptions from full retrospective application elected by the Group

IFRS 1 provides a number of optional exemptions to the general principles of full retrospective application of IFRS. The Group has elected to take advantage of the following optional exemptions from full retrospective application at the date of transition.

Business combinations

A first time adopter may elect not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that occurred before the date of transition to IFRS. The Group has elected to take advantage of this exemption. Business combinations that occurred before the date of transition have been consolidated in accordance with UK GAAP. Any unamortised goodwill at 29 August 2004 has been recognised in the IFRS financial statement at amortised cost.

Financial instruments

In its first financial statements a first time adopter need not restate its comparative information in compliance with IAS 32 and IAS 39. The Group has elected to take advantage of this exemption. The Group has adopted IAS 32 and IAS 39 with effect from 4 September 2005.

Reconciliations of UK GAAP to IFRS

The Group has prepared reconciliations between the shareholders' equity recognised under UK GAAP and under IFRS at 29 August 2004, the date of transition to IFRS, and as at 3 September 2005. The UK GAAP financial statement has been extracted from the previously published UK GAAP financial statement for the period ended 3 September 2005.

Debenhams plc (formerly Debenhams Retail Holdings Limited) was incorporated on 10 May 2005. As a result, there is no UK GAAP consolidated balance sheet for the Group at 29 August 2004. However, under IFRS, the acquisition of the Debenhams Group on 24 May 2005 is treated as a reverse acquisition, and therefore, an IFRS comparative balance sheet at this date has been presented. The adjustments have been split into four different categories: "IFRS 3 (Business Combinations)", "Effects of presentation items", "Effects of measurement items", and "Other items".

Reconciliation of equity at 29 August 2004

	UK GAAP 29 August 2004 £m	IFRS 3 £m		Effects of presentation items £m		Effec measur
ASSETS						
Non current assets						
Intangible assets	-	800.0	(b)	6.9	(d)	
Property, plant and equipment	-	1,038.9	(b)	(6.9)	(d)	
Deferred tax asset	-	3.9	(b)	-		
	-	1,842.8		-		
Current assets						
Inventories	-	167.4	(b)	-		
Trade and other receivables	-	62.4	(b)	-		
Cash and cash equivalents	-	159.3	(b)	-		

	-	389.1		-		
LIABILITIES						
Current liabilities						
Financial liabilities - Bank overdraft and borrowings	-	(43.1)	(b)	-		
Trade and other payables	-	(359.9)	(b)	-		
Provisions	-	-		(4.8)	(g)	
	-	(403.0)		(4.8)		
Net current (liabilities)/ assets	-	(13.9)		(4.8)		
Non current liabilities						
Financial liabilities - Bank overdraft and borrowings	-	(1,829.2)	(b)	-		
Deferred tax liabilities	-	(99.4)	(b,c)	-		(
Other non-current liabilities	-	-		-		(1
Provisions	-	(13.0)	(b)	4.8	(g)	
Defined benefit obligation	-	-		-		
	-	(1,941.6)		4.8		(1
Net liabilities	-	(112.7)		-		(
SHAREHOLDERS' EQUITY						
Share premium	-	1.0	(b)	-		
Retained earnings	-	(113.7)		-		(
Total equity	-	(112.7)		-		(

Reconciliation of equity at 3 September 2005

	UK GAAP 3 Sept 2005 £m	IFRS 3 £m		Effects of presentation items £m		E mea
ASSETS						
Non current assets						
Intangible assets	2,504.5	(1,692.6)	(a,b)	18.0	(d)	
Property, plant and equipment	668.0	-		(18.0)	(d)	
Financial assets - Available for sale investments	7.2	-		-		
Deferred tax asset	-	-		11.9	(e,f)	
	3,179.7	(1,692.6)		11.9		
Current assets						
Inventories	197.2	-		-		
Trade and other receivables	56.4	(1.9)	(b)	-		
Current tax asset	-	-		-		
Cash and cash equivalents	63.3	-		-		
	316.9	(1.9)		-		

LIABILITIES					
Current liabilities					
Financial liabilities - Bank overdraft and borrowings	(24.9)	(50.1)	(b)	-	
Trade and other payables	(400.7)	-		-	
Current tax liabilities	(0.6)	-		-	
Provisions	-	-		(6.8)	(g)
	(426.2)	(50.1)		(6.8)	
Net current liabilities	(109.3)	(52.0)		(6.8)	
Non current liabilities					
Financial liabilities - Bank overdraft and borrowings	(1,911.5)	72.4	(b)	-	
Deferred tax liabilities	(12.6)	(58.8)	(b,c)	(2.4)	(e)
Other non-current liabilities	-	-			
Provisions	(18.8)	9.6	(b)	6.8	(g)
Retirement benefit obligation	0.1	-		(9.5)	(f)
	(1,942.8)	23.2		(5.1)	
Net assets/(liabilities)	1,127.6	(1,721.4)		-	
SHAREHOLDERS' EQUITY					
Share capital	-	-		-	
Merger reserve	1,200.9	-		-	
Reverse acquisition reserve	-	(1,199.9)	(b)	-	
Retained earnings	(73.3)	(521.5)		-	
Total equity	1,127.6	1,721.4)		-	

More to follow, for following part double-click [nRN2X9177K]

RNS ANNOUNCEMENTS

REG-Debenhams plc Final Results - Part 3

Released: 24/10/2006

RNS Number:9177K
Debenhams plc
Part 3 : For preceding part double-click [nRN1X9177K]

Reconciliation of profit for the financial year

	Note	3 Septe
Loss for the financial year reported under UK GAAP		
Reverse acquisition accounting	(b)	
Goodwill amortisation	(a)	
Deferred tax adjustments	(c,h)	
Lease classification and incentives (net of tax)	(i)	
Escalating leases (net of tax)	(j)	
Adoption of FRS 17	(l)	
Share-based payments (net of tax)	(k)	
Profit reported under IFRS		

Explanation of reconciling items between UK GAAP and IFRS

IFRS 3 (Business Combinations)

a) Under UK GAAP, goodwill was amortised over its estimated expected useful life of 20 years. Under IFRS 3 'Business combinations', goodwill is considered to have an indefinite life and so is not amortised, but is subject to annual impairment testing. The goodwill charge made under UK GAAP has not been recorded under IFRS from 29 August 2004, the IFRS transition date. The IFRS restatement results in a reduction in the amortisation charge, within administration expenses, of £63.2 million for the year ended 3 September 2005, and a corresponding increase in goodwill as at 3 September 2005.

b) Under UK GAAP, the 2005 Acquisition was accounted for as an acquisition by the Company of Baroness Group Holdings Limited. Total goodwill of £2,536.0 million was recognised at the date of the acquisition, calculated as the difference between the fair value of the consideration (comprising the shares and loan notes issued by the Company) and the fair value of the identifiable net liabilities of Baroness Group Holdings Limited and its subsidiaries.

Under IFRS 3 'Business Combinations', the 2005 Acquisition has been accounted for as a reverse acquisition, and for accounting purposes the legal subsidiary,

Baroness Group Holdings Limited, has been deemed to have acquired the legal parent, Debenhams plc. The net assets of Baroness Group Holdings Limited have been recognised at their pre-combination carrying amounts, the cost of the acquisition was nil and there was no goodwill arising.

The consideration for the Acquisition was satisfied by the issue of shares (£1,200.9 million) and £589.2 million loan notes. At 3 September 2005, the £22.3 million C loan notes outstanding have been transferred to equity and the £50.1 million B Loan notes outstanding have been reclassified as a current liability.

Fair value adjustments created at the time of the acquisition have been released resulting in an increase to deferred tax liabilities of £2.3 million, a reduction in non-current provisions of £9.6 million, and a reduction in other receivables of £1.9m as at 3 September 2005.

As a result of applying reverse acquisition accounting, the consolidated IFRS financial information of Debenhams plc is a continuation of the financial information of Baroness Group Holdings Limited and its subsidiaries. The retained earnings shown as at 3 September 2005 are those for Baroness Group Holdings Limited and its subsidiaries and a reverse acquisition reserve of £1,199.9 million has been created. Adjustments in the Statement of Income and Expenditure representing the trading prior to the reverse acquisition resulted in an increase in profit for the year ended 3 September 2005 of £160.4 million.

Overall, as at 3 September 2005 under IFRS, retained earnings are £528.2 million lower than under UK GAAP and goodwill is reduced by £1,755.8 million.

As at 29 August 2004, the reverse acquisition resulted in the following changes to the balance sheet: intangible assets increased by £800.0 million, property, plant and equipment increased by £1,038.9 million, deferred tax asset increased by £3.9 million, inventories increased by £167.4 million, trade and other receivables increased by £62.4 million, cash and cash equivalents increased by £159.3 million, current financial liabilities increased by £43.1 million, trade and other payables increased by £359.9 million, non-current financial liabilities increased by £1,829.2 million, deferred tax liabilities increased by £41.0 million and provisions increased by £13.0 million. The reverse acquisition also resulted in the creation of a share premium account of £1.0 million.

c) Under IFRS 3 on business combinations, a deferred tax provision is recognised on the difference between the fair value of an acquired asset and its equivalent tax value. Under UK GAAP, deferred tax is calculated on timing differences and therefore no additional deferred tax effect is required on business combinations where permanent differences exist between the tax value of an acquired asset and its carrying value. Similarly, IFRS also requires that a deferred tax asset is created for the fair value of developer incentives acquired on a business combination which will not be taxed when released to the income statement. The effect of this difference is an increase in deferred tax liabilities of £56.5 million as at 3 September 2005 (2004: £58.4 million) and a reduction in the tax charge for the year ended 3 September 2005 of £1.9 million.

Effects of presentation items

d) In accordance with IFRS, capitalised software costs have been reclassified from property, plant and equipment to intangible assets. The impact of the reclassification on transition and at 3 September 2005 was £6.9 million and £18.0 million respectively.

e) Deferred tax assets and liabilities are shown separately under IFRS. The effect of this is to increase deferred tax assets by £2.4 million as at 3 September 2005 with a corresponding increase in deferred tax liabilities at this date.

f) Accounting for pensions in accordance with IAS 19 'Employee benefits' is different from FRS 17 'Retirement benefits'. The main differences are:

- Under FRS 17, pension balances are presented net of deferred tax on the face of the balance sheet. Under IFRS these balances are shown separately as a liability for the pension scheme and as an asset for deferred tax. As a result, the Group's retirement benefit obligation at 3 September 2005 increased by £9.5 million and the non-current deferred tax asset increased by the same amount.

- Pension assets are valued at bid value under IFRS, whereas a mid market valuation is used under FRS 17. The impact of this change is not material.

g) In accordance with IFRS provisions have been split between current and non-current on the face of the balance sheet. As at 3 September 2005 £6.8 million (2004: £4.8 million) has been reclassified as a current provision.

Effects of measurement items

h) IFRS requires that deferred tax is recognised where assets are held at values that differ from their tax base cost. The basis of this calculation varies depending on whether value is expected to be achieved from the asset through sale or through retention in the business. On the date of transition, a deferred tax liability of £18.2 million was created under IFRS to reflect the capital gains tax that would become payable in respect of a portfolio of properties that the Group expected to sell. This liability was subsequently released to the income statement in the year ended 3 September 2005 when the properties left the accounting corporate group without tax becoming payable.

(i) - As part of the operating lease agreements for buildings, the Group receives a number of lease incentives in the form of rent-free periods and developer contributions. Under IFRS, lease incentives are spread over the lease term. Under UK GAAP, they were spread over the shorter of the lease term or the period to the first rent review, and the resulting liabilities of £4.6 million, relating to rent free periods, and £39.6 million, relating to developers contributions, were shown within current trade and other payables. On transition to IFRS at 29 August 2004, current trade and other payables were reduced by £3.5 million and £33.5 million for rent free periods and developers contributions respectively and liabilities of £18.3 million and £124.6 million respectively were created in other non-current liabilities. This resulted in a decrease in current trade and other payables of £31.8 million as at 3 September 2005 (2004: £37.0 million), an increase in other non-current liabilities of £148.5 million as at 3 September 2005 (2004: £142.9 million) and an increase in cost of sales of £10.9 million in the year ended 3 September 2005. The tax effect of these adjustments was an increase in deferred tax assets of £38.0 million as at 3 September 2005 (2004: £38.3 million) and an increase in the tax charge for the year ended 3 September 2005 of £0.4 million.

(j) A number of operating lease agreements contain fixed incremental rental charges. In accordance with IAS 17 the total committed cost has been calculated and is charged on a straight-line basis. Under UK GAAP the fixed increments have been charged to the income statement on a basis consistent with the amounts incurred each year. The impact of adopting IAS 17 for the leases has been to increase other non-current liabilities by £10.3 million as at 3 September 2005 (2004: £0.6 million), to increase non-current deferred tax asset by £3.1 million as at 3 September 2005 (2004: £0.2 million) and to increase cost of sales and reduce the tax charge by £9.7 million and £2.9 million respectively in the year ended 3 September 2005.

(k) On a UK GAAP basis, applying UITF17 'Employee share schemes', share-based awards are accounted for on an intrinsic basis. Under IFRS 2 'Share

based payments' a charge is required in the income statement to recognise the fair value of shares and options awarded to employees over the period to which the employees' services relate. In the year ended 3 September 2005, the effect of this adjustment was to increase cost of sales by £4.7 million, increase administration expenses by £0.9 million and reduce the Group's tax charge by £1.7 million. The effect of this adjustment on the Group's balance sheet was to increase deferred tax assets by £5.9 million as at 3 September 2005 (2004: £0.8 million) and to increase trade and other payables by £19.7 million as at 3 September 2005 (2004: £2.8 million).

Other Items

(l) Costs relating to the Groups pension schemes were accounted for under SSAP 24 prior to the reverse acquisition. The UK GAAP financial statements for the period ended 3 September 2005 applied FRS 17. Applying FRS 17 to the period prior to the reverse acquisition resulted in an increase in cost of sales of £5.9 million, an increase in administration expenses of £1.3 million and an increase in other finance income of £1.0 million on for the year ended 3 September 2005. The impact on the balance sheet for the year ended 28 August 2004 was to increase the defined benefit obligation by £47.4 million, to increase deferred tax assets by £14.2 million and to reduce trade and other receivables by £14.4 million. The balance sheet at 3 September 2005 is unaffected.

(m) In the UK GAAP accounts for the year ended 3 September 2005 the Debenhams Retail Employee Trust was not consolidated. An adjustment relating to the consolidation of the Debenhams Retail Employee Trust resulted in an increase in cash and cash equivalents of £12.8 million for the year ended 3 September 2005 and a corresponding increase in retained earnings.

13 Events after the balance sheet date

On 12 September 2006 the Company acquired the business and assets of 9 stores based in the Republic of Ireland from Roches Stores, an unlimited company incorporated and registered in Ireland. The consideration for this acquisition was e29 million plus the value of the stock, with e15 million payable on completion, e5 million payable on the first anniversary and e9 million on the second anniversary of completion. The assets acquired include fixtures and equipment at each of the stores, goodwill, licences and trademarks.

14 Financial information

The statutory accounts will be filed with the Registrar of Companies and sent to the holders of the Company's listed securities in November. Copies will be available at the Company's registrars - Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (0870 600 3970), and at the Company's registered office, 1 Welbeck Street, London, W1G 0AA from the date of posting.